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17017950

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariana Capital USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 King Street, #304
(No. and Street)

San Francisco	California	94107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Olsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariana Capital USA, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO & CCO

Title

See Attached California All-Purpose Acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Francisco)

On Feb 23 2017 before me, Paul Taube Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared James Olsson
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



PAUL TAUBE
Commission # 2134234
Notary Public - California
San Francisco County
My Comm. Expires Nov 26, 2019

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________
Document Date: ____________ Number of Pages: ____________
Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Contents


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Mariana Capital USA, LLC

We have audited the accompanying statement of financial condition of Mariana Capital USA, LLC (the Company) as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mariana Capital USA, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 15, 2017

Mariana Capital USA, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	620,895
Due from clearing firm		76,734
Clearing deposit		250,000
Accounts receivable		499,505
Prepaid expenses		30,231
Security deposits		24,250
Due from affiliate		104,488
TOTAL ASSETS	$	1,606,103

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	101,961
Commissions and bonuses payable		1,086,891
TOTAL LIABILITIES		1,188,852
MEMBER'S EQUITY		417,251
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,606,103

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement.

1. Organization and Nature of Business

Mariana Capital USA, LLC (The "Company") was formed as a Delaware limited liability company and is solely owned by Mariana USA Holdings, LLC, the "Parent". The broker dealer is registered with the Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commisisons ("SEC"). The Company currently operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Concentration of Credit Risk
The Company's cash is held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Commission income and related income and expense are recorded on a trade date basis.

d) Income Taxes
The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the financial statements. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Allowance for Doubtful Accounts
The Company believes that amounts due from its clearing firm and accounts receivable are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2016.

h) Accounts receivable
The Company reports all receivables at gross amounts. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary.

3. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing broker are reconciled monthly and paid in the subsequent month.

4. Commitments

Office Leases
The Company is currently leasing office space in San Francisco, California. The Company has provided a security deposit of $11,000 and annual lease payments amounted to $66,000 in 2016, as included in the statement of income. The lease is due to expire on December 31, 2017 and includes total minimum lease payments of $66,000 in 2017.

5. Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Related Party Transactions

The Company has entered into an agreement with its Parent whereby the Parent will incur certain monthly costs and will be reimbursed for these costs on a regular basis. The main expense incurred at the Parent level is the processing of employee compensation for the Company via a third party payroll provider. All payroll costs incurred by the Parent are passed down to the Company monthly at 100%. As of December 31, 2016, the receivable balance due from the Parent was $104,488, as disclosed on the Statement of Financial Condition.

For the year ended December 31, 2016, the Company had a $39,623 payable to Mariana Capital Markets, LLP (MCM), a customer and indirect owner of the Company. The Company provided execution services to MCM in the amount of $67,422. These revenues were offset by various reimbursable expenses, primarily consisting of data service fees, totaling $107,045 that were utilized by the Company in the normal course of business. Both the execution revenues and reimbursable expenses are included in the Statement of Income.

8. Customer Concentration

The Company had five customers that represented 79% of total receivables at December 31, 2016. There were also four customers that represented 85% of total revenues for the year ended December 31, 2016.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $228,631 which was $149,374 in excess of its required net capital of $79,257. The Company's percentage of aggregate indebtedness to net capital was approximately 520%.

Mariana Capital USA, LLC

Report on Audit of Financial Statement

December 31, 2016